November 17, 2006

Mail Stop 4561

Gerald Tucciarone
Treasurer, Chief Financial Officer and Secretary
Hauppauge Digital, Inc.
91 Cabot Court
Hauppauge, NY 11788

> **RE:** **Hauppauge Digital, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 31, 2006**
> **File number 333-138324**
>
> **Form 10-K for September 30, 2005**
> **Filed December 29, 2005**
> **File number 1-13550**

Dear Mr. Tucciarone:

We have limited our review of your filing to that issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Facing Page

1. Please note that Rule 434 under the Securities Act of 1934 was eliminated with the Securities Reform announced in Securities Act Release 33-8591 of December 1, 2005. Your checking of the box on the Facing Page saying that you expect that the prospectus will be delivered pursuant to Rule 434 is inappropriate and should

be revised.

Incorporation of Certain Documents by Reference, page 19

2. Please revise the list of reports incorporated by reference to specifically identify each report incorporated. For example, please specifically list the Forms 8-K filed October 17, 2006 and October 18, 2006.

Part II
Item 17. Undertakings, page 23

3. Item 512(a) of Regulation S-K was recently amended in Release No. 33-8591. Please revise your undertakings as appropriate.

Legality Opinion

4. Please supplementally confirm, if true, that your opinion covers not only the Delaware General Corporation Law, but the Delaware constitution and all state judicial decisions as well.

Signature Page

5. Instruction 1 to "Signatures" in Form S-3 requires that the registration statement be signed by each of the following three persons, the principal executive officer, the principal financial officer, and the principal accounting officer or controller. Please have all three individuals sign your amendment. In the event that one person is signing in more than one capacity, please so indicate on their signature line.

Form 10-K
Item 9A, page **56**

6. The conclusion of your CEO and CFO with respect to disclosure controls and procedures is too narrow and does not satisfy the definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). In future filings, please provide the entire definition specified in that Rule, i.e., that the disclosure controls and procedures are effective in ensuring that the information required to be disclosed is recorded, processed, summarized and reported, within the time periods specified in the Commission's rule and forms and is accumulated and communicated to the issuer's management, including its principal executive and principal financial officer as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may cite to the Exchange Act rule without

reciting the rule itself. Please confirm your understanding, and confirm, if true, that your disclosure controls and procedures, as defined by Rule 13a-15(e), were effective as of the end of the applicable period. Please also provide us with a representation that you will conform your disclosure to the rule in future filings.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853, Anne Nguyen Parker, Special Counsel, at (202) 551-3611 or me at (202) 551- 3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Herbert W. Solomon
Meltzer, Lippe, Goldstein & Breitstone, LLP
190 Willis Avenue
Mineola, NY 11501
Facsimile no. (516) 747-0653